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                                UbiquiTel Inc.
                       One West Elm Street, 4th Floor
                      Conshohocken, Pennsylvania 19428


                                                        April 18, 2001


VIA EDGAR


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


        Re:     UbiquiTel Inc.
                Registration Statement on Form S-4 (File No. 333-58232) Application for Withdrawal of Registration Statement


Ladies and Gentlemen:


        UbiquiTel Inc., a Delaware corporation (the "Company"), hereby applies for an order granting the immediate withdrawal of the Company's Registration Statement on Form S-4 (File No. 333-58232), together with all exhibits thereto (the "Registration Statement"), pursuant to Rule 477(b) promulgated under the Securities Act of 1933, amended.

        The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on April 3, 2001 in connection with the Company's proposed acquisition of VIA Wireless, LLC through a series of mergers pursuant to which the Company will issue 16,400,000 shares of its common stock (the "Shares"). The Registration Statement has not yet been declared effective by the Commission. The Company requests withdrawal of the Registration Statement because the staff of the Commission has advised the Company that it is not eligible to register the Shares on a Form S-4. The Company has not sold any of the Shares covered by the Registration Statement.

        Should the staff of the Commission have further questions regarding this application, please contact our counsel, Rebecca R. Orand, Esq. or Andrew
E. Balog, Esq., of Greenberg Traurig, P.A., at (305) 579-0500, or the undersigned at (610) 832-3394.


                                        Very truly yours,

                                        UbiquiTel Inc.


                                        By: /s/ Patricia E. Knese
                                           -----------------------------------
                                            Patricia E. Knese
                                            Vice President and General Counsel